Mail Stop 4561

August 3, 2006

Mr. John Buchanan
Chief Financial Officer
Accredited Mortgage Loan REIT Trust
15090 Avenue of Science
San Diego, CA 92128

      Re: **Accredited Mortgage Loan REIT Trust**
            Form 10-K for the fiscal year ended December 31, 2005
            File No. 1-32276

Dear Mr. Buchanan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Business, page 6

1. We note your disclosure which indicates that your mortgage loans have borrowers who may not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. Please disclose, within *Management's Discussion and Analysis of Financial Condition and Results of Operations*, the dollar amount and percentage of your loan portfolio that consists of non-amortizing loans and separately show the amounts and percentages for each sub-category including interest only loans, optional principal payment loans (e.g. freedom loans), minimum payment loans, etc. Additionally, disclose interest added to principal loan balances for applicable loan sub-categories, disclose your loan to value ratios and discuss the impact of these loan products on your overall loan to value ratios and related risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Provisions for Losses, page 34

2. Your disclosure here and in your business section should describe your accounting policy for determining the amount of the allowance in a level of detail sufficient to explain and describe the systematic analysis and procedural discipline applied. In future filings, please revise to provide a more robust discussion of the different elements in your allowance, the amount of each element and how you applied your methodology in determining the amount of each specific element. For example only, the elements described may include losses based upon specific evaluations of known losses on individual loans and estimated unidentified losses on pools or groups of graded loans. If your loans are grouped by pool to estimate unidentified probable losses, you should disclose the basis for those groupings and describe the methods you use for determining appropriate loss factors to be applied.

Financial Statements

General

3. Please provide *Schedule IV – Mortgage Loans on Real Estate* as prescribed by Rule 12-29 of Regulation S-X.

Statements of Cash Flows, page F-7

4. We note that payments of common and preferred stock dividends have exceeded net cash provided by operating activities during each of the periods provided in your statements of cash flows. Please discuss the source(s) of these excess distributions, within the *Liquidity and Capital Resources* section of your *Management's Discussion and Analysis of Financial Condition and Results of Operations*, as distributions in excess of net cash provided by operating activities raise concerns about the sustainability of dividend distributions into the future.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3431 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Josh Forgione
Assistant Chief Accountant